FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record Nº 175

Santiago, July 27, 2015.

Ger. Gen. N° 078/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N°18,045 and as established under General Norm N° 30 of that Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

Regarding the initiative informed by the Company through  Significant events dated April 22, 2015 and April 28, 2015, and in compliance with provisions of the Official Letter N° 15,443 issued on July 20, 2015 by the Superintendence of Securities and Insurance, we hereby inform that the Board of Directors of Enersis, in its extraordinary session held today, has unanimously resolved that in the case that the transaction to separate the generation and distribution activities in Chile from those performed by the Enersis’ Group outside Chile, the corporate reorganization would be carry out through the following corporate transactions:

1.       Each subsidiaries, Chilectra S.A. (“Chilectra”) and Empresa Nacional de Electricidad S.A. (“Endesa Chile”) would be divided, and therefore, will cause the emergence of: (i) a new company from the division of Chilectra (“Chilectra Américas”) in which the shareholdings and assets that Chilectra owns abroad, as well as the liabilities linked thereto, will be allocated into it; and, (ii) a new company from the division of Endesa Chile (“Endesa Américas”), in which the shareholdings and assets that Endesa Chile owns abroad, as well as  liabilities linked thereto, will be allocated into it.

2.       Enersis, in turn, would be divided, creating  a new company (“Enersis Chile”) in which the shareholdings and assets of Enersis in Chile, including the shareholdings in Chilectra and Endesa Chile, (following the division of these companies as described previously) and liabilities linked thereto will be allocated. It will remain in the divided Enersis (which it will be denominated “Enersis Américas” following the division), the international shareholdings of Enersis as well as its shareholdings in the new companies, Chilectra Américas and Endesa Américas, that were created as a result of the aforementioned division of Chilectra and Endesa Chile and the liabilities related to them.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

3.       Once the aforementioned divisions are materialized, Enersis Américas would absorb through a merge Chilectra Américas and Endesa Américas, and therefore, the latter companies would be dissolved without winding up, grouping all the non-Chilean participation of the Enersis Group. This merger, which involves two newly-incorporated companies (Endesa Américas and Chilectra Américas), shall be carried out as soon as legally possible pursuant to the provisions of the applicable regulations.

The corporate scheme that the Board of Directors agreed to continue analyzing the corporate reorganization would be as follows:

The companies denominated Enersis Chile and Enersis Américas would be domiciled in Chile and their shares would be listed on the same stock exchanges as the existing companies of the Enersis Group. None of these abovementioned transactions would require additional financial contributions from shareholders.

The Enersis’ Management has received a mandate from the Board of Directors to continue to develop the above-described operation with strictly compliance of the provisions of the Official Letter N° 15,443, in order to propose, where appropriate, to its shareholders and its subsidiaries Endesa Chile and Chilectra, the required steps to complete this corporate reorganization. It is estimated that the first part of such transaction (referring to the aforementioned divisions of Enersis, Endesa Chile and Chilectra) may be agreed by their respective Board of Directors by defining a proposal that would be submitted to the approval of the respective Shareholders’ Meeting within the last quarter of this year and that the corporate reorganization could end during the third quarter of 2016.

Along these lines, it should be noted that the Superintendence of Securities and Insurance has confirmed through the mentioned Official Letter N° 15,443 that a corporate reorganization of this type would not constitute an operation between related parties pursuant to the provisions established in Title XVI under the Chilean Companies Act Law N°18,046.  However, among other aspects, the Superintendence pointed out that must be made available to all shareholders summoned to resolve the referred divisions (first step of the corporate reorganization), reports prepared by independent expert appraisers regarding the estimated value of the merging entities and estimations corresponding to exchange ratios.

Also, the Superintendence of Securities and Insurance has suggested that, considering the complexity of the transaction, the Company’s management may consider other measures to enable shareholders to have additional elements in order to adequately analyze this transaction. To that effect, and in order to give major guarantees of transparency to the process, the Board of Directors of Enersis has resolved that, in case that it decides to propose the above-described transaction, it will be agreed that the Directors’ Committee explicitly pronounce on the corporate reorganization.

Enersis will continue to keep informed the market on the progress of this proposal.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Fiscalía Nacional Económica (National Economic Prosecutor’s Office).

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: July 29, 2015